# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jumia Technologies AG, CIK 0001756708
CUSIP: 48138M105
Title of class of securities: Ordinary Shares underlying American Depositary Shares (each representing two Ordinary Shares)
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-25-004227
Filed by CIK 0001959730

## Reporting persons
- Fund 1 Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,650,000; sole dispositive power 0; shared dispositive power 24,650,000; aggregate amount beneficially owned 24,650,000 (9.95% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: Jumia Technologies AG
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany, 10997

## Item 2. Person Filing
Name of person filing: Fund 1 Investments, LLC
Address of principal business office or, if none, residence:
100 Carr 115 Unit 1900
Rincon, Puerto Rico 00677
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 24,650,000
Percent of class: 9.95
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 24,650,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
24,650,000

Shares reported herein for Fund 1 Investments, LLC represent Ordinary Shares underlying American Depositary Shares (each representing two Ordinary Shares) that are held by private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC. The Reporting Person disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

All percentages reported herein with respect to the Reporting Person's holdings are calculated based upon a statement in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on February 24, 2026, that there were 247,705,230 Ordinary Shares of the Issuer outstanding.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
See Item 4.

The Funds have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable/Chief Operating Officer (05/15/2026)